Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

02Diesel Corporation (the “Company”) is a Delaware corporation. The table below sets forth all of the Company’s subsidiaries as to state or jurisdiction of organization.

Subsidiary	State or Jurisdiction of Organization

02Diesel, Inc.	Delaware
02Diesel Químicos, Ltda.	Brazil
02Diesel R&D SPA, S.L.	Spain